Exhibit 99.30

VILLAGE FARMS INTERNATIONAL REPORTS SECOND QUARTER 2017 FINANCIAL RESULTS

– Second Quarter Highlighted by Transformational Venture that will see Diversification into Cannabis Production in Canada –

/NOT FOR DISTRIBUTION OVER UNITED STATES WIRE SERVICES/

VANCOUVER, August 14, 2017 /CNW/ – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (OTCQX:VFFIF) today announced its financial results for the second quarter of 2017 and six months ended June 30, 2017.

Highlights for the Second Quarter of 2017:

(Note amounts in U.S. Dollars unless otherwise indicated)

•	Sales increased to $45.5 million from $44.4 million for the second quarter of 2016;

•	Net income improved to $4.3 million, or $0.11 per share, from a net loss of ($0.8 million), or ($0.02) per share, for the second quarter of 2016;

•	EBITDA decreased to $1.3 million from $1.6 million for the second quarter of 2016;

•

The Company executed on its stated strategy to diversify into higher margin alternative crops through the formation of a joint venture (the “JV”) with Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH) for large-scale, high-quality, low-cost cannabis production.

Cannabis JV Summary and Update

•

Under the terms of the JV agreement, Village Farms initially contributed a 1.1 million-square foot (25-acre) greenhouse facility in Delta, BC, (the “Delta 3 greenhouse”) which will be converted to ACMPR (Access to Cannabis for Medical Purposes Regulations)-compliant production and, if permitted by applicable law, production for the non-therapeutic adult-use market. Emerald is contributing an aggregate of CA$20 million in cash to fund the conversion of the greenhouse;

•	The cannabis JV entity was formed and named Pure Sunfarms Corp., with three directors appointed to the board from each of Village Farms and Emerald;

•	Pure Sunfarms continued to advance its initial priorities, including:

•	Planning for the conversion process for the Delta 3 greenhouse, which it expects to commence immediately upon acceptance of the application to Health Canada for a cultivation license under ACMPR; and,

•	Completion of the cultivation license application for the Delta 3 greenhouse, which Emerald plans to submit to Health Canada as a “second stream” application in September 2017.

“A core element of Village Farms’ strategy has been to diversify into higher margin alternative crops and the second quarter saw us execute in a meaningful way with the formation of our JV with Emerald for the large-scale production of cannabis in Canada using existing Village Farms state-of-the-art greenhouse facilities in Delta, B.C.,” said Michael DeGiglio, Chief Executive Officer, Village Farms International, Inc. “The JV, now named Pure Sunfarms Corp., is a transformational opportunity for Village Farms. Based on conservative market pricing and yield forecasts, we expect conversion of our Canadian greenhouse facilities to cannabis production could generate revenue of 10- to 15-times that of our current tomato production with EBITDA margins in excess of 50%.”

“Growing in large-scale, high-tech greenhouses with experienced large-scale master growers and large labour-force managers provides us with confidence that Pure Sunfarms can be the low-cost cannabis producer in Canada, without sacrificing quality, at a target cost of production of less than $1.00 per gram – which we believe will be of critical importance when the market eventually commoditizes. Moreover, the use of existing facilities will minimize capital costs and provide speed to market to capitalize on the significant projected near-term shortfall in industry supply.”

“Immediately upon establishing the JV on June 6, the Village Farms and Emerald development teams began work toward conversion of the Delta 3 greenhouse and, completion of the application to Health Canada for a cultivation license for that site, leveraging Emerald’s existing cultivation license through a “second stream” application, which Emerald expects to submit next month.”

Mr. DeGiglio added, “In our core produce operations, we continue to focus on maximizing margins through exclusive higher-margin varieties and lowering our cost of production at our facilities, while continuing to grow the highest quality, safest, best tasting produce. Sales for the second quarter were up 2% year-over year, befitting from a 7% increase in supply partner revenue due to an increase in our partners’ growing area. This was partially offset by a 2% decrease in the Company’s tomato pounds resulting from atypical low light levels in British Columbia this spring. We continue to have success in managing production costs at our own facilities, which were held flat compared to the second quarter of last year and are down a meaningful 5% for the first half of 2017.”

Financial Summary

(in thousands of U.S. Dollars unless otherwise indicated)

	For the three months ended June 30,		For the six months ended June 30,
	2017	2016	2017	2016
Sales	$45,530	$44,441	$76,807	$76,149
Cost of sales	(42,805)	(41,908)	(70,125)	(68,558)
Selling, general and administrative expenses	3,853	3,050	7,077	6,477
(Loss) from operations	(1,829)	(451)	(1,741)	(650)
Interest expense, net	695	641	1.327	1,198
Gain (loss) on sale of assets	8,572	—	8,564	(12)
Provision for (Recovery of) income taxes	1,751	(335)	1,401	(870)
Net income (loss)	4,325	(770)	4,135	(1,011)
EBITDA	1,264	1,627	4,015	5,337
Income (Loss) per share	$0.11	($0.02)	$0.11	($0.03)

Second Quarter 2017 Operational Discussion:

(in thousands of U.S. Dollars unless otherwise indicated)

Sales

Sales for the three months ended June 30, 2017 increased by $1,089, or 2%, to $45,530 from $44,441 for the three months ended June 30, 2016. The increase in sales is primarily due to an increase in supply partner revenue of 7%. The revenues from the Company’s facilities were lower as tomatoes pounds were lower by (2%) and cucumber pieces were lower by (2%). The increase in supply partner volume is due to an increase in the growing area of the Company’s supply partners. The Company’s tomato pounds decreased during the three months ended June 30, 2017 versus the same period in 2016 due to lower light levels in British Columbia that caused a decrease of (11%) in our Canadian production, which was partially covered by an increase from the Company’s Texas facilities.

The average selling price for tomatoes increased by 3% for the three months ended June 30, 2017 versus the three months ended June 30, 2016. The 2017 second quarter price increase was primarily due to an increase in the mix of the higher selling priced specialty tomato varieties. Cucumber pricing decreased by (9%) and pepper pricing increased by 1% in the second quarter of 2017 versus the comparable quarter in 2016.

Cost of Sales

Cost of sales for the three months ended June 30, 2017 increased by $897, or 2%, to $42,805 from $41,908 for the three months ended June 30, 2016. The increase is due to a 4% increase in supply partner product volume versus the same period in 2016. Cost of sales for the Company’s facilities during the quarter was flat versus the same quarter in 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three months ended June 30, 2017 increased $803, or 26%, to $3,853 from $3,050 for the three months ended June 30, 2016. The increase is primarily the result of non-cash stock compensation granted in the second quarter of 2017 of $398 due to the successful launch of the cannabis initiative, as well as the reversal of a year-to-date bonus accrual of $300 in the second quarter of 2016 that did not occur in 2017.    Excluding non-cash expenses, operating expenses increased by $105, or 3%, which was partially related to development costs related to the new venture.

Change in Biological Asset

The net change in fair value of the biological asset for the three months ended June 30, 2017 decreased by ($767) to a loss of ($701) from $66 for the three months ended June 30, 2016. The decrease in the change in value is primarily due to a lower average selling price of the biological asset in early July 2017 versus the same period in 2016. The fair value of the biological asset as at June 30, 2017 was $6,756 as compared to $6,147 as at June 30, 2016 due to higher production in July 2017 versus July 2016.

(Loss) from Operations

Loss from operations for the three months ended June 30, 2017 is ($1,829), which was an increase of ($1,378) from a loss of ($451) for the three months ended June 30, 2016. The decrease in operating results is due to the decrease in the change in fair value of the biological asset, higher cost of sales and higher non-cash operating costs in the second quarter of 2017 versus the second quarter of 2016, partially offset by increased sales.

Gain on Sale of Assets

The Company recognized a gain of $8,572 on the contribution of one of its Delta greenhouse facilities in exchange for a 50% equity position in Pure Sunfarms Corp., as the contribution was valued at higher than the book value of the assets contributed.

Income Taxes (recovery)

The income tax provision for the three months ended June 30, 2017 was $1,751 compared to income tax (recovery) of ($335) for the three months ended June 30, 2016. The income tax provision increase is due to the gain on sale of assets in 2017 as compared to the same period in 2016.

Net Income (loss)

Net Income for the three months ended June 30, 2017 improved by $5,095 to $4,325 from a loss of ($770) for the three months ended June 30, 2016 as a result of a gain on assets partially offset by the decrease in income from operations and an increase in provision for income taxes.

EBITDA

EBITDA for the three months ended June 30, 2017 decreased by ($363) to $1,264 from $1,627 for the three months ended June 30, 2016, principally as a result of lower production yields at the British Columbian facilities and an increase of ($105) in cash operating expenses. See the EBITDA calculation in “Non-IFRS Measures - Reconciliation of Net Income to EBITDA.”

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of the Company’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management believes that EBITDA is an important measure in evaluating the historical performance of the Company.

Reconciliation of Net Income to EBITDA

The following table reflects a reconciliation of net income to EBITDA, as presented by the Company:

	For the three months ended June 30,		For the six months ended June 30,
(in thousands of U.S. dollars)	2017	2016	2017	2016
Net income (loss)	$4,325	($770)	$4,135	($1,011)
Add:
Amortization	1,949	2,084	3,900	4,147
Foreign currency exchange loss (gain)	(13)	22	1	3
Interest expense	695	641	1,327	1,198
Income taxes (recovery)	1,751	(335)	1,401	(870)
Stock based compensation	428	51	469	94
Change in biological asset	701	(66)	1,346	1,764
(Gain) loss on disposal of assets	(8,572)	—	(8,564)	12

EBITDA	$1,264	$1,627	$4,015	$5,337

Conference Call

Village Farms’ management team will host a conference call tomorrow, Tuesday, August 15, 2017, at 11:00 a.m. ET to discuss its second quarter 2017 financial results. Participants can access the conference call by telephone by dialing (647) 427-7450 or (888) 231-8191, or via the Internet at http://bit.ly/2ho7DSP..

For those unable to participate in the conference call at the scheduled time, it will be archived for replay both by telephone and via the Internet beginning approximately one hour following completion of the call. To access the archived conference call by telephone, dial (416) 849-0833 or (855) 859-2056 and enter the passcode 65789586 followed by the pound key. The telephone replay will be available until Tuesday, August 22, 2017 at midnight (ET). The conference call will also be archived on Village Farm’s web site at http://villagefarms.com/investor-relations/investor-calls.

About Village Farms International, Inc.

Village Farms International, Inc. is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. With more than 750 years of accumulated master grower experience coupled with advanced proprietary technology and environmentally sustainable growing practices, Village Farms is highly resource efficient. Village Farms produces and distributes fresh, premium-quality produce with consistency 365-days a year to national grocers in the U.S. and Canada from its large-scale Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in BC, Ontario, and Mexico.

Cautionary Language

This press release contains certain “forward looking statements”. These statements relate to future events or future performance and reflect the various party’s expectations, results of operations, performance, business prospects, opportunities, industry performance and trends. These forward looking statements reflect the party’s current internal projections, expectations or beliefs and are based on information currently available. In some cases, forward looking statements can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict” , “potential”, “continue” or the negative of these terms or other comparable terminology. A number of factors could cause actual events or results to differ materially from the results discussed in the forward looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, such risks and uncertainties as Pure Sunfarms Corp. not obtaining the necessary Health Canada licenses, in which case Pure Sunfarms Corp. will not be permitted to grow cannabis under the ACMPR regulations, and the parties may elect to terminate Pure Sunfarms Corp. in accordance with its terms, availability of resources, other regulatory requirements and all of the other “Risk Factors” set out in the Village Farms’ and Emerald’s respective annual information forms and management’s discussion and analyses for the year ended December 31, 2016, and for the three and six-month period ended June 30, 2017, which are available electronically at www.sedar.com . Actual results may differ materially from any forward looking statement. Although Village Farms and Emerald believe that their respective forward looking statements contained in this press release are based upon reasonable assumptions, you cannot be assured that actual results will be consistent with these forward looking statements. These forward looking statements are made as of the date of this press release, and other than as specifically required by applicable law, neither Village Farms nor Emerald assume any obligation to update or revise them to reflect new information, events or circumstances.

Non-IFRS Measures

References in this press release to “EBITDA” are to earnings before interest, taxes, depreciation, amortization, foreign currency exchange gains and losses on translation of long-term debt, unrealized change in biological asset, stock compensation, and gains and losses on asset sales. EBITDA is a cash flow measure that is not recognized under IFRS and does not have a standardized meaning prescribed by IFRS. Therefore, EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA should not be construed as an alternative to net income or loss determined in accordance with IFRS as an indicator of Village Farm’s performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. Management of Village Farms believes that EBITDA is an important measure in evaluating the historical performance of the Company.

SOURCE Village Farms International, Inc.

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%SEDAR: 00029410E

For further information: Stephen C. Ruffini, Executive Vice President and Chief Financial Officer, Village Farms International, Inc., (407) 936- 1190,ext. 340; Lawrence Chamberlain, Investor Relations, (416) 519-4196, lawrence.chamberlain@loderockadvisors.com

CO:Village Farms International, Inc.

CNW 07:00e 14-AUG-17